-------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------


                                SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                             -----------------------

                               ASA HOLDINGS, INC.
                                (Name of Issuer)

                              DELTA AIR LINES, INC.
                         DELTA AIR LINES HOLDINGS, INC.
                                 DELTA SUB, INC.
                             -----------------------

                          Common Stock, $0.10 Par Value
                         (Title of Class of Securities)

                             -----------------------

                                   04338Q 10 7
                      (CUSIP Number of Class of Securities)

                             -----------------------


                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                                Atlanta, GA 30320
                                 (404) 715-2387

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)


                             -----------------------

                                 With Copies to:

                                 Joseph Rinaldi
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

                             -----------------------


                                February 22, 1999


      (Date Tender Offer First Published, Sent or Given to Security Holder)


-------------------------------------------------------------------------------

     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on February 22, 1999, as amended and supplemented on March 3, 1999 and March 5, 1999 (the "Schedule 14D-1"), by (i) Delta Air Lines, Inc., a Delaware corporation ("Delta"), (ii) Delta Sub, Inc., a Georgia corporation and an indirect, wholly owned subsidiary of Delta ("Delta Sub") and (iii) Delta Air Lines Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Delta, relating to the offer by Delta Sub to purchase all of the issued and outstanding shares (the "Shares") of common stock, $0.10 par value per share, of ASA Holdings, Inc., a Georgia corporation ("ASA"), at a price of $34.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 1999 and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and
(a)(2) to the Schedule 14D-1 (which are herein collectively referred to as the "Offer").

     Capitalized terms not separately defined herein shall have the meanings specified in the Schedule 14D-1.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company

     Item 3(b) is hereby amended and supplemented as follows:

     In accordance with the Memorandum of Understanding described in Item 10(e), below, on March 10, 1999, Delta, Delta Sub and ASA entered into Amendment No. 1 to the Merger Agreement, amending the Merger Agreement to eliminate the $5,000,000 Termination Fee payable by ASA to Delta if ASA or Delta were to terminate the Merger Agreement as a result of ASA's receiving and accepting a Superior Proposal. A copy of Amendment No. 1 to the Merger Agreement is attached as Exhibit (a)(10) and is incorporated herein by reference.

Item 10.  Additional Information

     Item 10(e) is hereby amended and supplemented as follows:

     On March 9, 1999, counsel for the parties to the litigation initiated by certain ASA shareholders on February 25, 1999 entered into a memorandum of understanding (the "Memorandum of Understanding") setting forth the parties' agreement-in-principle to the terms of a proposed settlement of that action. Under the Memorandum of Understanding, which was agreed to by ASA, the members of the ASA Board and Delta (collectively, "Defendants") solely to avoid the burden, expense and distraction of further litigation, Defendants agreed to amend the Merger Agreement to eliminate the $5,000,000 Termination Fee payable to Delta if ASA were to receive and act upon a Superior Proposal, and further agreed to provide plaintiffs' counsel with an opportunity to review and comment upon the disclosure contained in ASA's Information Statement prior to its dissemination to ASA shareholders. The settlement contemplated in the Memorandum of Understanding is subject to a number of conditions, including consummation of the Merger; completion by plaintiffs of appropriate discovery reasonably satisfactory to plaintiffs' counsel; drafting and execution of definitive settlement documents; and final court approval of the settlement following notice and a hearing regarding its fairness and adequacy to ASA shareholders other than the Defendants. If the Court approves the settlement that is contemplated in the Memorandum of Understanding, the Defendants and certain other parties will be released and discharged from all claims that were or could have been raised against them in the action and the action will be dismissed with prejudice as to a class consisting of all ASA shareholders (other than Defendants) for the period from February 15, 1999 through and including the Effective Time. In connection with Court approval of the settlement contemplated in the Memorandum of Understanding, plaintiffs' counsel intend to apply to the Court for an award of fees and expenses to be paid by ASA or its successor corporation up to an aggregate amount of $400,000, which Defendants have agreed in principle not to oppose. This description of the terms of the proposed settlement is qualified in its entirety by reference to the Memorandum of Understanding, a copy of which is attached as Exhibit (a)(11) and is incorporated herein by reference. On March 10, 1999, Delta and ASA issued a joint press release regarding the proposed settlement. The full text of the press release is attached hereto as Exhibit (a)(12) and is incorporated by reference herein.

Item 11. Material to Be Filed as Exhibits

     Item 11 is hereby amended and supplemented as follows:

     (a)(10) Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 10, 1999.

     (a)(11)   Memorandum of Understanding, dated as of March 9, 1999.

     (a)(12)   Joint press release issued by Delta and ASA on March 10, 1999.

     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 11, 1999                            DELTA AIR LINES, INC.


                                          By: /s/ Maurice W. Worth
                                             -----------------------------------
                                             Name:  Maurice W. Worth
                                             Title: Chief Operating Officer


                                          DELTA AIR LINES HOLDINGS, INC.


                                          By:  /s/ Leslie P. Klemperer
                                             ---------------------------------
                                             Name:   Leslie P. Klemperer
                                             Title:  Vice President and
                                                      Secretary


                                          DELTA SUB, INC.


                                          By: /s/ Dean C. Arvidson
                                             -----------------------------------
                                             Name:  Dean C. Arvidson
                                             Title: Secretary

                                  EXHIBIT INDEX

Exhibit No.
-----------

(a)(10) Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 10, 1999.

(a)(11)  Memorandum of Understanding, dated as of March 9, 1999.

(a)(12)  Joint press release issued by Delta and ASA on March 10, 1999.